UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

POLO RALPH LAUREN CORPORATION
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

731572 10 3
(CUSIP Number)

MARCH 3, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

[_]  Rule 13d-1(b)
[_]  Rule 13d-1(c)
[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 731572 10 3	SCHEDULE 13G	PAGE 2 OF 13 PAGES

1	NAME OF REPORTING PERSON
Ralph Lauren

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

5 SOLE VOTING POWER

23,483,846 (representing 22,256,424 shares of Class B Common Stock, par value $.01 per share (“Class B Common Stock”), immediately convertible into an equal number of shares of Class A Common Stock, par value $.01 per share (“Class A Common Stock”), 35,754 shares of Class A Common Stock and options representing the right to acquire 1,191,668 shares of Class A Common Stock)

NUMBER OF	6 SHARED VOTING POWER
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
17,881,170 (representing (i) 8,792,342 shares of Class B Common Stock owned by Lauren Family, L.L.C., a limited liability company of which Mr. Lauren has the power to remove and replace each manager, provided that the replacement manager is not related to or subordinate to Mr. Lauren, (ii) 5,904,966 shares of Class B Common Stock held by certain grantor retained annuity trusts established for the benefit of Mr. Lauren's issue and for various trusts of which Mr. Lauren is a grantor and Roger Farah is the trustee and (iii) 3,183,862 shares of Class B Common Stock held by certain grantor retained annuity trusts established by Ricky Lauren, Mr. Lauren's wife, of which Ms. Lauren and Mr. Farah are the trustees, each of such shares of Class B Common stock in (i) through (iii) above, immediately convertible into an equal number of shares of Class A Common Stock)

CUSIP NO. 731572 10 3	SCHEDULE 13G	PAGE 3 OF 13 PAGES

7 SOLE DISPOSITIVE POWER

23,483,846 (representing 22,256,424 shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock, 35,754 shares of Class A Common Stock and options representing the right to acquire 1,191,668 shares of Class A Common Stock)

817,881,170 (representing (i) 8,792,342 shares of Class B Common Stock owned by RL Family, L.L.C., a limited liability company of which Mr. Lauren has the power to remove and replace each manager, provided that the replacement manager is not related to or subordinate to Mr. Lauren, (ii) 5,904,966 shares of Class B Common Stock held by certain grantor retained annuity trusts established for the benefit of Mr. Lauren's issue and for various trusts of which Mr. Lauren is a grantor and Roger Farah is the trustee and (iii) 3,183,862 shares of Class B Common Stock held by certain grantor retained annuity trusts established by Ricky Lauren, Mr. Lauren's wife, of which Ms. Lauren and Mr. Farah are the trustees, each of such shares of Class B Common stock in (i) through (iii) above, immediately convertible into an equal number of shares of Class A Common Stock)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,365,016 (representing 40,137,594 shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock, 35,754 shares of Class A Common Stock and options representing the right to acquire 1,191,668 shares of Class A Common Stock)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
42.3%

12	TYPE OF REPORTING PERSON
IN

CUSIP NO. 731572 10 3	SCHEDULE 13G	PAGE 4 OF 13 PAGES

1	NAME OF REPORTING PERSONS
RL Holding, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

5 SOLE VOTING POWER
-0-

NUMBER OF	6 SHARED VOTING POWER
SHARES	-0-
BENEFICIALLY
OWNED BY	7 SOLE DISPOSITIVE POWER
EACH	-0-
REPORTING
PERSON	8 SHARED DISPOSITIVE POWER
WITH	-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0%

12	TYPE OF REPORTING PERSON
PN

CUSIP NO. 731572 10 3	SCHEDULE 13G	PAGE 5 OF 13 PAGES

1	NAME OF REPORTING PERSONS
RL Holding Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

5 SOLE VOTING POWER
-0-

NUMBER OF	6 SHARED VOTING POWER
SHARES	-0-
BENEFICIALLY
OWNED BY	7 SOLE DISPOSITIVE POWER
EACH	-0-
REPORTING
PERSON	8 SHARED DISPOSITIVE POWER
WITH	-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0%

12	TYPE OF REPORTING PERSON
CO

CUSIP NO. 731572 10 3	SCHEDULE 13G	PAGE 6 OF 13 PAGES

1	NAME OF REPORTING PERSONS
RL Family, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

5 SOLE VOTING POWER
-0-

NUMBER OF	6 SHARED VOTING POWER
SHARES	-0-
BENEFICIALLY
OWNED BY	7 SOLE DISPOSITIVE POWER
EACH	-0-
REPORTING
PERSON WITH	8 SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0%

12	TYPE OF REPORTING PERSON
PN

CUSIP NO. 731572 10 3	SCHEDULE 13G	PAGE 7 OF 13 PAGES

1	NAME OF REPORTING PERSONS
Lauren Family, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

5 SOLE VOTING POWER
-0-

NUMBER OF	6 SHARED VOTING POWER
SHARES BENEFICIALLY	8,792,342 (representing 8,792,342 shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock)
OWNED BY
EACH	7 SOLE DISPOSITIVE POWER
REPORTING	-0-
PERSON WITH
8 SHARED DISPOSITIVE POWER
8,792,342 (representing 8,792,342 shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,792,342 (representing 8,792,342 shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
13.5%

12	TYPE OF REPORTING PERSON
OO

CUSIP NO. 731572 10 3	SCHEDULE 13G	PAGE 8 OF 13 PAGES

Explanatory Note:  This 13G amendment is being filed to add Lauren Family, L.L.C. as an additional reporting person and to remove RL Holding, L.P., RL Holding Group, Inc. and RL Family, L.P. as reporting persons to reflect a change in the structure of Ralph Lauren’s interests in shares of Class B Common Stock of Polo Ralph Lauren Corporation.  The managers of Lauren Family, L.L.C. are Mr. Lauren’s children, Andrew Lauren, David Lauren and Dylan Lauren.  Actions by Lauren Family, L.L.C. require the consent of a majority of the managers.  Mr. Lauren has the power to remove and replace any manager of Lauren Family, L.L.C., provided that the replacement manager is not related to or subordinate to Mr. Lauren.

ITEM 1.                  (a)           NAME OF ISSUER:

Polo Ralph Lauren Corporation

(b)           ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

650 Madison Avenue, New York, New York 10022

ITEM 2.                  (a)           NAME OF PERSON FILING:

(i)           Ralph Lauren
(ii)           RL Holding, L.P.
(iii)           RL Holding Group, Inc.
(iv)           RL Family, L.P.
(v)           Lauren Family, L.L.C.

(b)           ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:

c/o Polo Ralph Lauren Corporation, 650 Madison Avenue,
New York, New York 10022

(c)           CITIZENSHIP

(i)           Ralph Lauren -- United States of America
(ii)           RL Holding, L.P. -- Delaware
(iii)           RL Holding Group, Inc. -- Delaware
(iv)           RL Family, L.P. -- Delaware
(v)           Lauren Family, L.L.C. -- Delaware

(d)           TITLE OF CLASS OF SECURITIES:

Class A Common Stock, par value $.01 per share

(e)           CUSIP NUMBER:

731572 10 3

CUSIP NO. 731572 10 3	SCHEDULE 13G	PAGE 9 OF 13 PAGES

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e)	[__] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E)
(f)	[__] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F)
(g)	[__] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G)
(h)	[__] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	[__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	[__] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J)

ITEM 4.                  OWNERSHIP

See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Pages

ITEM 5.                  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof a reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒.

As of March 3, 2010, each of RL Holding, L.P., RL Holding Group, Inc. and RL Family, L.P. may not be deemed to be be a beneficial owner of more than five percent of the outstanding shares of Class A Common Stock of Polo Ralph Lauren Corporation.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

CUSIP NO. 731572 10 3	SCHEDULE 13G	PAGE 10 OF 13 PAGES

ITEM 9.                  NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.               CERTIFICATIONS.

Not applicable

CUSIP NO. 731572 10 3	SCHEDULE 13G	PAGE 11 OF 13 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 4, 2010

/s/ Ralph Lauren
RALPH LAUREN

RL HOLDING, L.P.

By: RL Holding Group, Inc.,
its General Partner

By:          /s/ Ralph Lauren
Name:  Ralph Lauren
Title:   Chairman

RL HOLDING GROUP, INC.

By:          /s/ Ralph Lauren
Name:  Ralph Lauren
Title:   Chairman

RL FAMILY, L.P.

By:          /s/ Ralph Lauren
Name:  Ralph Lauren
Title:   General Partner

LAUREN FAMILY, L.L.C.

By:          /s/ Andrew Lauren
                Name:  Andrew Lauren
Title:   Manager

By:          /s/ David Lauren
Name:  David Lauren
                Title:   Manager

By:          /s/ Dylan Lauren
Name:  Dylan Lauren
Title:   Manager

CUSIP NO. 731572 10 3	SCHEDULE 13G	PAGE 12 OF 13 PAGES

EXHIBIT LIST

Page No.
Exhibit

A.	Joint Filing Agreement, dated as of March 4, 2010, by and among Ralph Lauren, RL Holding, L.P., RL Holding Group, Inc., RL Family, L.P., and Lauren Family, L.L.C.	13

CUSIP NO. 731572 10 3	SCHEDULE 13G	PAGE 13 OF 13 PAGES

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A Common Stock of Polo Ralph Lauren Corporation and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing.  In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of March 4, 2010.

/s/ Ralph Lauren
RALPH LAUREN

RL HOLDING, L.P.

By: RL Holding Group, Inc.,
its General Partner

By:          /s/ Ralph Lauren
Name:  Ralph Lauren
Title:   Chairman

RL HOLDING GROUP, INC.

By:          /s/ Ralph Lauren
Name:  Ralph Lauren
Title:   Chairman

RL FAMILY, L.P.

By:          /s/ Ralph Lauren
Name:  Ralph Lauren
Title:   General Partner

LAUREN FAMILY, L.L.C.

By:          /s/ Andrew Lauren
                Name:  Andrew Lauren
Title:   Manager

By:          /s/ David Lauren
Name:  David Lauren
                Title:   Manager

By:          /s/ Dylan Lauren
Name:  Dylan Lauren
Title:   Manager